Mail Stop 4561

May 1, 2008

Via U.S. Mail and Fax (612) 303-1410
Mr. Thomas P. Schnettler
Chief Financial Officer
Piper Jaffray Companies
800 Nicollet Mall, Suite 800
Minneapolis, MN 55402

      RE: **Piper Jaffray Companies**
              Form 10-K for the period ended December 31, 2007
              Filed February 28, 2008
              File No. 1-31720

Dear Mr. Schnettler:

      We have reviewed your response letter dated April 28, 2008 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 18

1. We note your response to our prior comment 1. We believe, however, that disclosure of the amounts in your cash awards program should be reflected in the Summary Compensation Table. We are therefore reissuing this comment. On page 24 of the Schedule 14A proxy, you disclose that cash awards granted to your named executive officers which are conditioned on the award recipient's continued employment with you on the payment date are not included in the Summary Compensation Table as 2007 compensation. Per Regulation S-K, Item 402(c)(2)(vii), it appears that such awards should be included in the Summary Compensation Table. Please include this disclosure in the Summary Compensation Table in future filings, and advise us regarding how you intend to revise this disclosure in the future.

Exhibit 13.1 Annual Report

Notes to the Consolidated Financial Statements

Note 17 Contingencies, Commitments and Guarantees

Legal Contingencies, page 50

2. In future filings please provide discussion of each individual matter for which you have determined that an accrual is necessary. Also, to the extent that a liability greater than the amount accrued is reasonably possible, include the required disclosures. For reference, please see paragraphs 9, 10, and 39 of SFAS 5.

       Please respond to the comments included in this letter within ten business days. You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Philip Rothenberg, Staff Attorney at 202-551-3466 with any other questions.

       Sincerely,

       Daniel L. Gordon
       Branch Chief